United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐      No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Signatures

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: July 17, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

Exhibit 99.1
Press Release
Vale prices global offering
Rio de Janeiro, July 17, 2008 – Companhia Vale do Rio Doce (Vale) announced today that it has priced its global offering of 256,926,766 common shares, including 80,079,223 common shares in the form of American Depositary Shares (ADSs) and 164,402,799 preferred shares, including 63,506,751 preferred shares in the form of ADSs (not including any exercise of the underwriters’ over-allotment option). The common shares are being offered to the public in Brazil at a price of R$46.28 per share, and the preferred shares are being offered to the public in Brazil at a price of R$39.90 per share. Common shares in the form of ADSs (common ADSs) are being offered to the public internationally at a price of US$29.00 or €18.25 per common ADS, and preferred shares in the form of ADSs (preferred ADSs) are being offered to the public internationally at a price of US$25.00 or €15.74 per preferred ADS. The aggregate proceeds of the global offering to Vale, after underwriting discounts and commissions, will be equivalent to approximately US$ 11.45 billion.
The global offering consists of a registered offering in Brazil and an international offering, which includes a registered offering in the United States. The global offering is scheduled to close on Tuesday, July 22, subject to satisfaction of customary conditions. Further information about the offers is contained in the offering documents.
Existing shareholders of Vale that are resident in Brazil were given the right to subscribe for shares in the Brazilian offering on a priority basis. Our principal shareholder, Valepar, will subscribe in the priority rights offering the number of common shares required to maintain its proportionate interest in our common shares following our capital increase, and it will also purchase common and preferred shares in the Brazilian offering.
In connection with this offering, Vale’s common ADSs and preferred ADSs have been admitted to listing and trading on Euronext Paris in euros under the symbols VALE3 and VALE5, respectively. The common ADSs and the preferred ADSs are also listed on The New York Stock Exchange under the symbols RIO and RIOPR, respectively. Vale’s common shares and preferred shares are listed on the São Paulo Stock Exchange, under the symbols VALE3 and VALE5, respectively. Our common shares and preferred shares also trade on the LATIBEX, under the symbols XVALO and XVALP, respectively.
Vale has granted Banco de Investimentos Credit Suisse (Brasil) S.A. an option for a period of up to 30 days from the date of the final prospectus supplement to purchase up to 24,660,419 additional preferred shares to cover over-allotments, if any.
Vale has an effective registration statement on file with the SEC. Copies of the final prospectus supplement for the international offering may be obtained, when available, from Credit Suisse Prospectus Department, One Madison Avenue, New York, NY, 10010, +1 800 221 1037, or by visiting EDGAR on the SEC Web site at www.sec.gov. Before you invest, you should read the final prospectus supplement and other documents that Vale has filed and will file with the SEC for more complete information about Vale and the offering.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com

Press Release
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.